BD

SECURITIES AND EXCHANGE COMMISSION

02018063

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RECEIVED FEB 28 2002 310

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36307

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fenesco Financial Enterprises, Inc. d/b/a NBC Capital Markets Group

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Ridge Lake Blvd., Suite 400
(No. and Street)

Memphis, (City) Tennessee (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley M. Martin, Senior Vice President and Chief Financial Officer 901-842-3842
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose *opinion is* contained *in* this Report*

KPMG LLP
(Name - if *individual, state last,* first, *middle name)*

Morgan Keegan Tower, Suite 900, 50 N. Front Street (Address) Memphis (City) TN (State) 38103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VT 3-19-02

OATH OR AFFIRMATION

I, Bradley M. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenesco Financial Enterprises, Inc. d/b/a NBC Capital Markets Group, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Senior Vice President and Chief Financial Officer

Title

Notary Public

MY COMMISSION [illegible]

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions *of confidential treatment of certain portions of this filing*, see *section 240.17a-5(e)(3).*

Table of Contents

KPMG

Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Board of Directors and Stockholders
Fenesco Financial Enterprises, Inc.
dba NBC Capital Markets Group:

We have audited the accompanying statement of financial condition of Fenesco Financial Enterprises, Inc., dba NBC Capital Markets Group (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fenesco Financial Enterprises, Inc., dba NBC Capital Markets Group as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 1, 2002

FENESCO FINANCIAL ENTERPRISES, INC.
dba NBC CAPITAL MARKETS GROUP

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	164,482
Cash and securities segregated for regulatory purposes (note 2)		1,596,008
Customers receivables		8,408,150
Brokers and dealers receivables (note 3)		73,726,222
Interest and principal receivable		1,613,906
Securities owned, at fair value (notes 4 and 5):		
U.S. Government or its agencies		120,542,304
Government guaranteed loans and pools		15,023,120
State and municipal obligations		4,842,038
Other		55,231,616
Total securities owned		195,639,078
Furniture, fixtures and equipment, at cost, net of accumulated depreciation and amortization of $1,845,663		1,316,645
Other assets, net		1,310,229
	$	283,774,720
Liabilities and Stockholders' Equity		
Liabilities:		
Short-term borrowings from a related party (note 5)	$	163,349,851
Payable to clearing agent and brokers and dealers (note 4)		18,203,419
Securities sold, not yet purchased, at fair value		60,395,245
Customer payables		1,061,903
Interest payable		3,343
Accounts payable and accrued expenses		1,641,230
Accrued compensation		6,112,444
Due to affiliates (notes 7 and 8)		4,302,793
Total liabilities		255,070,228
Stockholders' equity: (note 6)		
Common stock (100,000 shares authorized, 10,000 shares issued and outstanding, $1.00 par value)		10,000
Additional paid-in capital		8,990,000
Retained earnings		19,704,492
Total stockholders' equity		28,704,492
Commitments and contingencies (notes 9, 10 and 11)		
Total liabilities and stockholders' equity	$	283,774,720

See accompanying notes to financial statements.

FENESCO FINANCIAL ENTERPRISES, INC.
dba NBC CAPITAL MARKETS GROUP

Statement of Income

Year ended December 31, 2001

Revenues:		
Commission revenue (note 7)	$	50,398,669
Interest income		3,136,487
Trading gains and losses		749,731
Other		(3,186)
Total revenues		54,281,701
Expenses:		
Employee compensation and benefits		29,833,368
Interest expense		2,244,961
Communications		1,591,641
Occupancy and equipment rental (note 10)		876,969
Brokerage and clearance costs		603,621
Other		2,053,653
Total expenses		37,204,213
Income before income taxes		17,077,488
Income taxes (note 8)		6,618,386
Net income	$	10,459,102

See accompanying notes to financial statements.

FENESCO FINANCIAL ENTERPRISES, INC.
dba NBC CAPITAL MARKETS GROUP

Statement of Changes in Stockholders' Equity

Year ended December 31, 2001

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2000	$	10,000	8,990,000	9,245,390	18,245,390
Net income		—	—	10,459,102	10,459,102
Balance at December 31, 2001	$	10,000	8,990,000	19,704,492	28,704,492

See accompanying notes to financial statements.

FENESCO FINANCIAL ENTERPRISES, INC.
dba NBC CAPITAL MARKETS GROUP

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2001

Balance at January 1, 2001	$	5,000,000
Repayments		(5,000,000)
Balance at December 31, 2001	$	—

See accompanying notes to financial statements.

FENESCO FINANCIAL ENTERPRISES, INC.
dba NBC CAPITAL MARKETS GROUP

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	10,459,102
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		510,944
Deferred income taxes		(10,149)
Changes in assets and liabilities:		
Increase in securities owned		(122,800,665)
Decrease in cash and securities segregated for regulatory purposes		3,992
Decrease in customer receivables, net		745,873
Increase in other assets		(1,441,140)
Increase in brokers and dealers receivables		(37,847,286)
Increase in accrued compensation		4,602,569
Increase in due to affiliates		2,263,866
Increase in securities sold, not yet purchased		37,582,677
Increase in accounts payable and accrued expenses		1,188,699
Net cash used in operating activities		(104,741,518)
Cash flows used in investing activities - purchase of furniture, fixtures and equipment		(291,707)
Cash flows from financing activities:		
Repayment of subordinated loans		(5,000,000)
Net increase in short-term borrowings		109,896,012
Net cash provided by financing activities		104,896,012
Net decrease in cash and cash equivalents		(137,213)
Cash and cash equivalents at beginning of year		301,695
Cash and cash equivalents at end of year	$	164,482
Supplemental disclosure:		
Income taxes paid	$	5,082,000
Interest paid	$	2,244,939

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Fenesco Financial Enterprises, Inc., dba NBC Capital Markets Group (the Company), primarily acts as a U.S. government and municipal securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company is 80% owned by National Bank of Commerce (NBC) and has customers throughout the United States. Certain officers and employees of the Company own a 20% minority ownership interest in the Company. For trades with retail customers, the Company clears its securities transactions on a fully disclosed basis through National Financial Services Corporation. For trades with institutional customers, the Company clears its securities transactions on a self-clearing basis.

(b) Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturity of ninety days or less, that are not held for sale in the ordinary course of business.

(c) Customer Receivables and Payables

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

(d) Securities and Securities Transactions

Securities owned and securities sold, not yet purchased, including derivative contracts, are stated at estimated fair value, and unrealized gains and losses are reflected in earnings.

Securities transactions and related trading gains or losses are recorded on a settlement date basis, which does not differ significantly from trade date basis.

(e) Depreciation and Amortization

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets (three to five years) or the life of the lease, whichever is less.

(f) Income Taxes

The Company is included in the consolidated federal and state income tax returns of National Commerce Financial Corp. (parent of NBC). Federal income tax benefits or liabilities are computed by the Company on a separate return basis and are recoverable from or payable to National Commerce Financial Corp. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(Continued)

(g) *Fair Value of Financial Instruments*

Financial instruments are carried at estimated fair value.

(h) *Management Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) *Recent Accounting Pronouncements*

The Financial Accounting Standards Board issued, in June 1998, its standard on derivative – Statement No. 133 *Accounting for Derivative Instruments and Hedging Activities* (FAS 133). The new Statement, as amended, established accounting and reporting standards for derivative instruments and hedging activities and requires recognition of all derivatives as either assets or liabilities measured at fair value. This statement was adopted by the Company as of April 1, 1999 and did not have a material effect on the Company's financial condition or results of operations.

(2) Cash and Securities Segregated Under Federal Regulations

The Company maintains special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2001, cash and securities totaling approximately $1,596,000 have been segregated into this account.

(3) Brokers and Dealers Receivables

The receivable from brokers and dealers is comprised of the following at December 31, 2001:

Securities borrowed	$	45,319,312
Securities failed to deliver		28,406,910
	$	73,726,222

(4) Payable to Clearing Agent and Brokers and Dealers

The payable to clearing agent and broker/dealers is comprised of the following at December 31, 2001:

Securities failed to receive	$	18,203,419

The payable to clearing agent, for which the Company incurs interest, is collateralized by securities owned either by the Company or held for the account of customers and other broker/dealers for which the Company has yet to be paid.

(Continued)

(5) Short-Term Borrowings from Related Party

Short-term borrowings represent bank loans payable to NBC on demand, used to finance clearance of securities and firm positions. These borrowings bear interest at daily variable rates (2.79% at December 31, 2001) based on federal funds rates. Borrowings under the arrangement are collateralized by certain Company securities owned and certain customers' and broker/dealer unpaid securities, which, at December 31, 2001 had aggregate market values of approximately $195,639,078. The average interest rate on these short-term borrowings for the year ended December 31, 2001 was 4.88%.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, arising from customer transactions, as defined. At December 31, 2001, the Company had net capital of $9,781,695 which was $9,531,695 in excess of required net capital.

(7) Related Party Transactions

The Company had transactions with affiliates during the year ended December 31, 2001 for interest on short-term borrowings of $2,241,582, management fees of $120,000, clearance and custody fees of $21,207, and other services of $7,119. The Company also earned approximately $3,393,400 in trading profits on transactions with NBC.

(8) Income Taxes

The provision for income taxes for the year ended December 31, 2001 consists of the following:

	Current	Deferred	Total
Federal	$ 5,602,902	(8,572)	5,594,330
State	1,025,633	(1,577)	1,024,056
	$ 6,628,535	(10,149)	6,618,386

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2001 are presented as follows:

Deferred tax assets:	
Fixed assets	$ 118,099
Post-retirement healthcare liability	68,678
Total deferred tax assets	186,777
Deferred tax liabilities – prepaid expenses	(16,342)
Net deferred tax asset	$ 170,435

(Continued)

The effective income tax rate varied from the statutory federal income tax rate for the year ended December 31, 2001 as follows:

Statutory federal income taxes	$	5,977,121
State income tax, net of federal tax benefits		665,636
Other		(24,371)
	$	6,618,386

At December 31, 2001 the Company had a payable to NBC of approximately $3,234,000 for income taxes which is included in due to affiliates in the statement of financial condition.

(9) Employee Benefits

The Company participates in a defined benefit noncontributory pension plan of National Commerce Financial Corp. generally covering all full-time employees who have served continuously for one year. The Company was allocated pension credit of approximately $61,000 for the year ended December 31, 2001. Plan net assets and accumulated plan benefit information relative to the Company's portion of the plan are not available.

During 2001, the Company was not allocated any expense by NBC for postretirement benefits other than pensions. Accumulated postretirement benefit obligation information relative to the Company is not available.

The Company's employees participate in various other benefit plans offered to employees and retires of NBC. Included in expenses are the Company's pro rata charges for such participation.

(10) Commitments and Contingencies

Leases

At December 31, 2001, the Company was obligated under non-cancelable operating leases for office space with remaining terms in excess of one year. Estimated future annual commitments are as listed below:

Year ending December 31		
2002	$	254,000
2003		266,000
2004		271,000
2005		271,000
2006		67,000
	$	1,129,000

The Company incurred rent expense of approximately $264,000 for the year ended December 31, 2001.

(Continued)

Litigation

The Company is a defendant in certain lawsuits which have arisen in the ordinary course of business. Management of the Company is of the opinion, based in part on consultation with legal counsel, that the ultimate resolution of these lawsuits will not have a material adverse effect on the Company's financial statements.

(11) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis (when-issued securities) and are for U.S. Government, Federal agency, mortgage-backed or municipal securities. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. To the extent commitments to sell exceed commitments to purchase, the commitments to sell in excess of the purchase commitment are fulfilled by securities owned by the Company.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management does not anticipate that losses, if any, as a result of credit or market risk would materially affect the Company's financial position due in part to the short-term nature of the commitments. The extent of the Company's involvement in financial instruments with off-balance sheet risk as of December 31, 2001 was a follows:

Forward contracts:	
Commitments to purchase	$ 190,205,000
Commitments to sell	198,719,565
When issued contracts:	
Commitments to purchase	4,068,355
Commitments to sell	17,196,034

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FENESCO FINANCIAL ENTERPRISES, INC.
dba NBC CAPITAL MARKETS GROUP

Computation of Net Capital Under Rule 15c3-1 of the Securities Act of 1934

December 31, 2001

Total stockholders' equity	$	28,704,492
Deductions:		
Total nonallowable assets		2,580,786
Other		154,022
		2,734,808
Net capital before haircuts on securities positions		25,969,684
Haircuts on securities positions:		
Contractual commitments		5,259,954
Trading and investment securities:		
U.S. Government and agency obligations		4,317,896
State and municipal government obligations		292,281
Collateralized mortgage obligations		4,674,043
Stock and warrants		10,791
Other		10,758
Undue concentrations		1,622,266
		16,187,989
Net capital	$	9,781,695

Computation of Alternate Net Capital Requirement

Aggregate debit items pursuant to Rule 15c3-3	$	8,449,525
2% of combined aggregate debit items	$	168,990
Minimum dollar net capital requirement	$	250,000
Net capital requirement	$	250,000
Excess net capital	$	9,531,695
Percentage of net capital to aggregate debits		116%
Net capital in excess of 5% of aggregate debits items or $120,000	$	9,359,218

Statement Pursuant to Paragraph (d)(4) of Rule 17a5

There are no material differences between this computation of the reserve requirement and the corresponding computation prepared by Fenesco Financial Enterprises, Inc., dba NBC Capital Markets Group, and included in the Company's unaudited Part II FOCUS Report as of December 31, 2001, filed by the Company on January 17, 2002.

See accompanying independent auditors' report.

Schedule 2

FENESCO FINANCIAL ENTERPRISES, INC.
dba NBC CAPITAL MARKETS GROUP

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Act of 1934

December 31, 2001

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	291,604
Monies borrowed collateralized by securities carried for the accounts of customers		1,620,263
Customers' securities failed to receive		6,380,213
Other		3,343
Total credit items	$	8,295,423
Debit balances:		
Debit balances in customers' accounts excluding unsecured accounts	$	8,399,337
Customers' securities failed to deliver		50,188
Aggregate debit items		8,449,525
Less 3% of aggregate debit items		(253,485)
Total debit items	$	8,196,040
Reserve computation:		
Excess of total credits over total debits	$	99,383
Amount held on deposit "for exclusive benefit of customers" at December 31, 2001	$	1,596,008

See accompanying notes to financial statements.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of the reserve requirement and the corresponding computation prepared by Fenesco Financial Enterprises, Inc., dba NBC Capital Markets Group, and included in the Company's unaudited Part II FOCUS Report as of December 31, 2001, filed by the Company on January 17, 2002.

See accompanying independent auditors' report.

Schedule 3

FENESCO FINANCIAL ENTERPRISES, INC.
dba NBC CAPITAL MARKETS GROUP

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities Act of 1934

December 31, 2001

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	None
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes X	No ___

See accompanying independent auditors' report.

Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
Fenesco Financial Enterprises, Inc.
dba NBC Capital Markets Group:

In planning and performing our audit of the financial statements of Fenesco Financial Enterprises, Inc., dba NBC Capital Markets Group (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a3(a)(11) and the reserve required by Rule 15c3-3(e) of the SEC,

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 1, 2002

KPMG

FENESCO FINANCIAL ENTERPRISES INC.,
dba NBC CAPITAL MARKETS GROUP

Financial Statements and Schedules

December 31, 2001

(With Independent Auditors' Report Thereon)